[LOGO]

BROCKER Technology Group

ONE NUMBER TELEPHONE SYSTEM NOW WEB ENABLED

Auckland, NZ - April 4, 2000. Brocker Technology Group Ltd. (TSE: BKI, http://www.brockergroup.com) ("Brocker") is pleased to announce that the latest version of Bloodhound - Version 3.0 - allows subscribers to control their telephones via the Web.

Bloodhound is a communication service based around a unique personal number that allows customers, clients, friends and family to get in touch with you through one single number, while ensuring you are in total control of how and when you respond.

Subscribers only require one telephone number for all their communication requirements - their mobile phone, home phone, business phone, fax and email can all be routed via Bloodhound. A Virtual Assistant answers all incoming calls, looks for the person being called and announces the caller, giving the subscriber the choice of how to handle the call.

Now, with Bloodhound - Version 3.0 - subscribers can change any telephone number
to  be  their   own   telephone   number  at  the  new   Bloodhound   website  -
www.bloodhound.co.nz, being launched on April 10, 2000.

The purpose of the new website is to assist subscribers in simplifying their personal communications even further. The web interface simplifies the control of the Bloodhound service by offering an alternative to the telephony-based menu-driven system for changing personal Bloodhound options.
Other significant enhancements included in Bloodhound - Version 3.0 - are Hot and Frozen phone features, and a Silent Time Feature. The Hot phone feature puts through the phone numbers that the subscriber always wants to accept, such as a time sensitive response from an important business associate. This service over-rides all pre-set commands to ensure that the telephone call is delivered. The Frozen phone feature enables the subscriber to politely send unwanted calls from certain phones to voicemail. The Silent Times feature allows the scheduling of time periods when no calls will be delivered, enabling the subscriber to block out important meeting times, family time or to sleep in peace.

"Brocker intends to maintain products that are ideally situated to capitalize on the growth of the Internet and gain market share and acceptance while the technology is improving", explains Mike Ridgway, Chief Executive Officer. "Brocker will continue to pursue access to additional markets, with a global vision, wherever innovative products such as Bloodhound are in demand."

The first "one number" telephone tracking system available in New Zealand, Bloodhound is a single number service that allows subscribers greater control over the way they communicate.

Bloodhound - "One Number, Total Control."

For   further   information   on   Bloodhound,   please   visit   the   website:
www.bloodhound.co.nz or contact Greg Hunt at Bloodhound 011 649 302 7022.

About Brocker Technology Group

Brocker has a portfolio of technology-related business interests in four operating groups - Distribution Services, Technical Services, Professional Services and Application Development.

Bloodhound was developed by Brocker's Technical Services Group - a specialist computer telephone integrator and leading software developer.

Brocker Technology Group is an active investor that acquires and manages businesses, primarily in the communications and computing industries of New Zealand, Australia and North America.